                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                       June 30, 2005

VIA EDGAR AND TELECOPY
----------------------
Mr. John D. Reynolds
United States Securities and
   Exchange Commission
Mail Stop 3561, 450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:  COURTSIDE ACQUISITION CORP. (THE "COMPANY")
              REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED APRIL 27, 2005
              (FILE NO. 333-124380) (THE "REGISTRATION STATEMENT")
              ----------------------------------------------------

Ladies and Gentlemen:

                  In accordance with the provisions of Rule 460 under the
Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Courtside Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated May 27, 2005, were distributed on or about May 27, 2005, as follows:

                     113 to individual investors;

                     4,665 to NASD members (which included 19 prospective
                     underwriters and selected dealers); and

                      697 to institutions.

                  The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated May 27, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent;
and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

                                                        Very truly yours,

                                                        EARLYBIRDCAPITAL, INC.

                                                        By: /s/ Steven Levine
                                                            -----------------
                                                            Steven Levine
                                                            Managing Director

                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                           June 30, 2005

VIA EDGAR AND TELECOPY - 202-942-9516
-------------------------------------
Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 3561, 450 Fifth Street, N.W.
Washington, D.C. 20549-0405

        RE:   COURTSIDE ACQUISITION CORP. (THE "COMPANY")
              REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED APRIL 27, 2005
              (FILE NO. 333-124380) (THE "REGISTRATION STATEMENT")
              -----------------------------------------------------

Dear Mr. Reynolds:

         In connection with the Registration Statement on Form S-1 of Courtside
Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 2:00 P.M., Thursday, June 30, 2005 or
as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of
1933.

                                                     Very truly yours,

                                                     EARLYBIRDCAPITAL, INC.

                                                     By:  /s/ Steven Levine
                                                          -----------------
                                                              Steven Levine
                                                              Managing Director

                           COURTSIDE ACQUISITION CORP.
                            1700 BROADWAY, 17TH FLOOR
                            NEW YORK, NEW YORK 10019

                                       June 30, 2005

VIA EDGAR AND TELECOPY (202) 942-9516
-------------------------------------
Mr. John D. Reynolds
United States Securities and
   Exchange Commission
Mail Stop 3561, 450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      COURTSIDE ACQUISITION CORP. (THE "COMPANY")
         REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED APRIL 27, 2005
         (FILE NO. 333-124380) (THE "REGISTRATION STATEMENT")
         -----------------------------------------------------

Dear Mr. Reynolds:

         The Company hereby requests, pursuant to Rule 461 promulgated under the
Securities Act of 1933, as amended, acceleration of effectiveness of the
Registration Statement so that such Registration Statement will become effective as of 2:00 P.M., Thursday, June 30, 2005, or as soon thereafter as practicable.

         In connection with the Company's request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

         (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the
Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                Very truly yours,

                                COURTSIDE ACQUISITION CORP.

                                By: /s/ Gregg H. Mayer
                                    ------------------
                                    Gregg H. Mayer
                                    Vice President, Controller and Secretary